UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM T-3

FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES

UNDER THE TRUST INDENTURE ACT OF 1939

FIBERTOWER CORPORATION

(Issuer)

FIBERTOWER NETWORK SERVICES CORP.

FIBERTOWER SOLUTIONS CORPORATION

ART LICENSING CORP.

ART LEASING, INC.

TELIGENT SERVICES ACQUISITION, INC.

(Guarantors)

(Names of Applicants)

185 Berry Street, Suite 4800, San Francisco, California 94107

(Address of Principal Executive Offices)

Securities to be Issued Under the Indenture to be Qualified

Title of Class	Amount
9.00% Mandatorily Redeemable Convertible Senior Secured Notes due 2012	Up to aggregate principal amount of $327,002,783*

Approximate date of proposed public offering:

As promptly as possible after the effectiveness of this Application for Qualification

Name and Address of Agent for Service:	With a copy to:
Thomas A. Scott FiberTower Corporation 185 Berry Street, Suite 4800 San Francisco, California 94107 (415) 659-3500	W. Mark Young Andrews Kurth LLP 600 Travis, Suite 4200 Houston, Texas 77002 (713) 220-4200

*   This amount includes up to $293,796,440 aggregate principal amount of 9.00% Mandatorily Redeemable Convertible Senior Secured Notes due 2012 (the “Interim Notes”) that may be issued in exchange for the issuer’s 9.00% Convertible Senior Secured Notes due 2012 (the “Existing Notes”) that are tendered for exchange as described in Item 2 hereof, “Securities Act Exemption Applicable,” and up to $33,206,343 in aggregate principal amount of additional Interim Notes that may be issued in the future in payment of interest on the Interim Notes, as permitted by the indenture governing the Interim Notes.  The actual aggregate principal amount of Interim Notes to be issued under the indenture to be qualified pursuant to this application may be less and will depend upon the aggregate amount of Existing Notes that are tendered for exchange in the exchange offer and to what extent additional Interim Notes may be issued in the future in payment of interest on the Interim Notes.

The Applicants hereby amend this application for qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of a further amendment which specifically states that it shall supersede this amendment, or (ii) such date as the Commission, acting pursuant to Section 307(c) of the Act, may determine upon the written request of the Applicants.

GENERAL

1. General Information.

(a) Form of organization: The issuer of the Interim Notes (as defined below) is FiberTower Corporation (the “Company”), which is a corporation. The following subsidiaries of the Company will initially be guarantors of the Interim Notes (the “Subsidiary Guarantors” and, together with the Company, the “Applicants”): FiberTower Network Services Corp., FiberTower Solutions Corporation, ART Licensing Corp., ART Leasing, Inc. and Teligent Services Acquisition, Inc., each of which is a corporation.

(b) State or other sovereign power under the laws of which organized: Each of the Applicants is organized under the laws of the State of Delaware.

2. Securities Act Exemption Applicable.

The Company will offer (the “Exchange Offer”) to exchange, for each $1,000 principal amount of its outstanding 9.00% Convertible Senior Secured Notes due 2012 (the “Existing Notes”), $1,000 principal amount of its 9.00% Mandatorily Redeemable Convertible Senior Secured Notes due 2012 (the “Interim Notes”), upon the terms and subject to the conditions set forth in the Company’s Offering Memorandum and Consent Solicitation Statement, dated October 26, 2009 (as amended and supplemented from time to time, the “Offering Memorandum”), the accompanying Letter of Transmittal and Consent and the related offer materials (as amended and supplemented from time to time, and together with the Offering Memorandum, the “Offer Documents”). The definitive terms and conditions of the Exchange Offer are contained in the Offer Documents, which are filed as Exhibits T3E.1 through T3E.5 hereto and incorporated herein by reference.  The Interim Notes will be fully and unconditionally guaranteed on a senior secured basis by the Subsidiary Guarantors. The Company may issue up to $293,796,440 aggregate principal amount of Interim Notes pursuant to the Exchange Offer. The aggregate principal amount of Interim Notes actually issued pursuant to the Exchange Offer will depend on the aggregate principal amount of Existing Notes validly tendered and accepted for exchange pursuant to the Exchange Offer.

The Interim Notes and the related guarantees (the “Subsidiary Guarantees”) will be issued under the indenture governing the Interim Notes (the “Interim Indenture”) to be qualified by this Application for Qualification (this “Application”). For more detailed information on the Interim Indenture, see Item 8 of this Application, “Analysis of Indenture Provisions.”

No tenders of Existing Notes will be accepted for exchange before the effective date of this Application.

The Company intends to make the Exchange Offer in reliance on the exemption from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), afforded by Section 3(a)(9) thereof, based upon the following facts:

•                 The Interim Notes will be offered by the Applicants to the Company’s existing security holders exclusively and solely in exchange for Existing Notes of the Company.

•                 There have not been any sales of securities of the same class as the Interim Notes and Subsidiary Guarantees by any of the Applicants by or through an underwriter at or about the time of the Exchange Offer, nor are there any such sales planned.

•                 None of the Applicants has paid or given, and none of them will pay or give, directly or indirectly, any commission or remuneration to any broker, dealer, salesman, agent or other person for soliciting tenders in the Exchange Offer. To the extent solicitations are undertaken by the Applicants’ officers and regular employees, such officers and regular employees will not receive additional compensation for making such solicitations.

•                 None of the Applicants has retained a dealer-manager in connection with the Exchange Offer. The Company has engaged D. F. King & Co., Inc. as the exchange agent for the Exchange Offer (the

“Exchange Agent”) and as the information agent for the Exchange Offer (the “Information Agent”). The Exchange Agent and Information Agent will provide to the Holders only information otherwise contained in the Offering Memorandum and related Offer Documents and general information regarding the mechanics of the exchange process. The Exchange Agent will provide acceptance and exchange services with respect to the exchange of Existing Notes for Interim Notes. Neither the Exchange Agent nor the Information Agent will solicit exchanges in connection with the Exchange Offer or make recommendations as to acceptance or rejection of the Exchange Offer. The Exchange Agent and Information Agent will be paid reasonable and customary fees for their services and the Company will reimburse them for their reasonable, out-of-pocket expenses in connection therewith. Such fees are not conditioned on the success of the Exchange Offer. Officers and regular employees of the Company may provide information concerning the Exchange Offer to the holders of Existing Notes but will not receive any additional compensation for doing so.

•                 The Company has engaged Houlihan Lokey Howard & Zukin Capital, Inc. as financial advisor to the Company in connection with the Exchange Offer (the “Financial Advisor”).  The Financial Advisor will not be making any recommendation with regard to the merits of the Exchange Offer and will not be soliciting, or participating in any solicitation of, any consents from any holders of Existing Notes in connection with the Exchange Offer.  The Company’s board of directors has engaged RBC Capital Markets Corporation to provide an opinion with respect to the fairness, from a financial point of view, to the current holders of the Company’s common stock of the consideration to be received by the holders of the Existing Notes pursuant to the Exchange Offer.  RBC Capital Markets Corporation will not be making any recommendation or rendering any opinion with regard to fairness of the Exchange Offer to the holders of the Existing Notes or any other persons and will not be soliciting, or participating in any solicitation of, any consents from any holders of Existing Notes in connection with the Exchange Offer.  The Company will pay each of the Financial Advisor and RBC Capital Markets Corporation reasonable and customary fees for their services, which fees are not conditioned on the success of the Exchange Offer.

•                 No holder of Existing Notes has made or will be requested to make any cash payment in connection with the Exchange Offer other than (i) the payment of any applicable taxes, in accordance with the terms of the Offer Documents or (ii) if such Holder tenders its Existing Notes through its broker, dealer, commercial bank, trust company or other institution, any applicable fees or commissions payable to such broker, dealer, commercial bank, trust company or other institution.

AFFILIATIONS

3. Affiliates.

For purposes of this Application only, the directors and executive officers of the Company named in response to Item 4 hereof and the principal owners of the Company’s voting securities named in response to Item 5 hereof may be deemed to be affiliates of the Applicants.

MANAGEMENT AND CONTROL

4. Directors and Executive Officers.

(a) The following table lists the names and offices held by all directors and executive officers of the Company as of the date of this Application. The mailing address for each of the individuals listed in the following table is 185 Berry Street, Suite 4800, San Francisco, California 94107.

Name	Office
John D. Beletic*	Chairman of the Board, Director
Randall A. Hack*	Director
Mark Holliday*	Director
Philip M. Kelley	Director
John P. Kelly	Director

John Muleta*	Director
Steven Scheiwe	Director
Neil S. Subin*	Director
Kurt J. Van Wagenen	President and Chief Executive Officer
Thomas A. Scott	Chief Financial Officer, Treasurer and Secretary
Ravi Potharlanka	Chief Operating Officer
Joseph M. Sandri, Jr.	Senior Vice President—Government and Regulatory
Patrick J. Coughlin	Senior Vice President of Sales and Marketing
David L. Jones	Senior Vice President of Network Services

* These directors have submitted resignations that will only be effective upon the occurrence of a mandatory redemption of the Interim Notes pursuant to the terms of the Interim Indenture.  It is anticipated that, following the occurrence of such mandatory redemption, the four remaining directors will elect John Kevin Braniff and two additional individuals with wireless industry experience to be determined to fill the vacancies on the board of directors and also elect John P. Kelly as Chairman of the Board.

The following table lists the names and offices held by all directors and executive officers of the each of the Subsidiary Guarantors as of the date of this Application. The mailing address for each of the individuals listed in the following tables is 185 Berry Street, Suite 4800, San Francisco, California 94107.

Name	Office
Kurt J. Van Wagenen	Director, President and Chief Executive Officer
Thomas A. Scott	Director, Chief Financial Officer, Treasurer and Secretary

5. Principal Owners of Voting Securities.

(a) The following tables set forth, based on publicly available information and any other information available to the Company, certain information regarding each person that owns 10 percent or more of the Company’s voting securities as of the date of this Application:

Name	Title of Class Owned	Amount Owned		Percentage Owned

Crown Castle Investment Corp. (1) 1220 Augusta Drive, Suite 500 Houston, Texas 77057	Common Stock	26,352,956 shares	(2)	17.4	%(3)

(1) One of our directors, John P. Kelly, is Executive Vice Chairman of Crown Castle International Corp. (“Crown Castle”), the sole stockholder of Crown Castle Investment Corp. (“Crown Castle Investment”), and, as such, may be deemed to be the indirect beneficial owner of the reported securities.  Except to the extent of any indirect pecuniary interest therein, Mr. Kelly and Crown Castle disclaim beneficial ownership of the securities beneficially owned by Crown Castle Investment.

(2)  This information is based on a Schedule 13D filed on September 8, 2006 by Crown Castle and Crown Castle Investment, a wholly-owned subsidiary of Crown Castle. Crown Castle Investment holds 26,352,956 shares of the Company’s common stock. Crown Castle expressly disclaims beneficial ownership of the shares held by Crown Castle Investment, except to the extent that it has a pecuniary interest in Crown Castle Investment. Crown Castle and Crown Castle Investment may be deemed to have shared voting and dispositive power over such shares.

(3)  The percentage of voting securities owned is based on 151,288,459 shares of the Company’s common stock, par value $0.001 per share, outstanding as of September 30, 2009.

In addition, if the Exchange Offer is consummated and a mandatory redemption of the Interim Notes occurs, it is possible that such transactions may result in one or more holders of Existing Notes owning 10 percent or more of the Company’s common stock following such mandatory redemption.  The percentage ownership of the Company’s voting securities by any such holders of Existing Notes following such mandatory redemption will depend on the principal amount of Existing Notes tendered and not withdrawn by such holders in the Exchange Offer, the aggregate principal amount of Existing Notes tendered and not withdrawn by all holders of Existing Notes in the Exchange Offer, the satisfaction of conditions to the consummation of the Exchange Offer, the satisfaction of conditions to the mandatory redemption of the Interim Notes, and the number of shares of common stock transferred or disposed of by any holders following such mandatory redemption.

Each of the Subsidiary Guarantors is a wholly-owned subsidiary of the Company, and the Company owns 100% of the voting securities of each of them.

6. UNDERWRITERS.

(a) Jefferies & Company, Inc. and Deutsche Bank Securities Inc. acted as the initial purchasers of the Existing Notes.  The mailing address for the initial purchasers of the Existing Notes is c/o Jefferies & Company, Inc., 520 Madison Avenue, New York, New York 10022.  During the three years prior to the date of the filing of this Application, no other persons have acted as an underwriter or initial purchaser of the Company’s securities outstanding on the date of this Application.

(b) No person will act as principal underwriter of the Interim Notes.

CAPITAL SECURITIES

7. Capitalization.

(a) The table below sets forth the amount authorized and the amount outstanding of each class of the Company’s securities as of September 30, 2009.

Title of Class	Amount Authorized		Amount Outstanding

Common stock, par value $0.001 per share	400,000,000 shares		151,288,459 shares	(1)
9.00% Convertible Senior Secured Notes due 2012	$278,480,038	(2)	$278,480,038	(2)

(1)           If the conditions to the mandatory redemption of the Interim Notes are satisfied or waived, the Company will be required to amend its certificate of incorporation to effect a 1-for-10 reverse stock split of shares of its common stock prior to such mandatory redemption in order to provide sufficient shares of common stock for the mandatory redemption price.  The Company’s stockholders previously granted its board of directors the discretionary authority to effect such a reverse stock split.  In addition, the Company may issue up to 336,738,828 shares (as adjusted for the reverse stock split) of common stock upon the mandatory redemption of the Interim Notes.

(2)           In addition, the Company will issue $15,316,402 in aggregate principal amount of additional Existing Notes on November 16, 2009, in payment of interest on the Existing Notes.  All of the Existing Notes are fully and unconditionally guaranteed on a senior secured basis by the Subsidiary Guarantors.

The table below sets forth the amount authorized and the amount outstanding of each class of the Subsidiary Guarantors’ securities as of September 30, 2009, all of which are owned by the Company.

Subsidiary Guarantor	Title of Class	Amount Authorized	Amount Outstanding

FiberTower Network Services Corp.	Common stock, par value $.001 per share	1,000 shares	1,000 shares

FiberTower Solutions Corporation	Common stock, par value $.001 per share	1,000 shares	1,000 shares

ART Licensing Corp.	Common stock, par value $.001 per share	1,000 shares	1,000 shares

ART Leasing, Inc.	Common stock, par value $.01 per share	3,000 shares	100 shares

Teligent Services Acquisition, Inc.	Common stock, par value $.01 per share	1,000 shares	1,000 shares

(b) Each holder of common stock of the Applicants is entitled to one vote for each share of common stock held on all matters submitted to a vote of stockholders.  There is no cumulative voting for the election of directors.

INDENTURE SECURITIES

8. Analysis of Indenture Provisions.

The Interim Notes and Subsidiary Guarantees will be subject to the Interim Indenture. The following is a summary description of certain provisions of the Interim Indenture, as required under Section 305(a)(2) of the Trust Indenture Act of 1939, as amended. The description is qualified in its entirety by reference to the Interim Indenture, the form of which is filed as an exhibit to this Application. Capitalized terms used, but not defined, in this Item 8 have the meanings given to them in the Interim Indenture.

(a) Events Of Default; Withholding of Notice

Each of the following is an “Event of Default” under the Interim Indenture:

(1)  default for 30 days in the payment when due of interest on the Interim Notes;

(2)  default in the payment when due (at maturity or otherwise) of the principal of, or premium, if any, on, the Interim Notes;

(3)  default in the Company’s obligation to deliver shares of its common stock, cash or other property upon conversion of the Interim Notes as required under the Interim Indenture and such default continues for a period of five days;

(4)  failure by the Company or any of its Restricted Subsidiaries to comply with certain provisions in the Interim Indenture relating to repurchases at the option of the Interim Note Holders upon a Designated Event, limitations on restricted payments, limitations on incurrence of Indebtedness and issuance of preferred stock, limitations on asset sales or mergers, consolidations and sales of assets;

(5)  failure by the Company or any of its Restricted Subsidiaries for 60 days after notice to the Company by the Trustee or the Interim Note Holders holding at least 25% in aggregate principal amount of the Interim Notes (including Additional Interim Notes, if any) then outstanding voting as a single class to comply with any of the other agreements in the Interim Indenture or any Collateral Agreement;  provided, however, that with respect to a failure by the Company to comply with the covenant relating to reports to Interim Note Holders, such period shall be 90 days, rather than 60 days;

(6)  default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by the Company or any of its Restricted Subsidiaries (or the payment of which is guaranteed by the Company or any of its Restricted Subsidiaries), whether such Indebtedness or Guarantee now exists, or is created after the date of the Interim Indenture, if that default:

(a)       is caused by a failure to pay principal of, or interest or premium, if any, on, such Indebtedness when due, or if applicable, prior to the expiration of the grace period provided in such Indebtedness on the date of such default (a “Payment Default”); or

(b)       results in the acceleration of such Indebtedness prior to its express maturity,

and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $10.0 million or more;

(7)  failure by the Company or any of its Restricted Subsidiaries to pay final judgments entered by a court or courts of competent jurisdiction aggregating in excess of $10.0 million, which judgments are not paid, discharged or stayed for a period of 60 days;

(8)  (i) any revocation, cancellation or relinquishment, which action is not subject to further appeal, of the Company’s or its Restricted Subsidiaries’ (a) 24 GHz FCC Licenses covering a population equal to or greater than 5.0% of the population covered by all of the Company’s and its Restricted Subsidiaries’ 24 GHz FCC Licenses or (b) 39 GHz licenses covering a population equal to or greater than 33 1/3% of the population covered by all of the Company’s and its Restricted Subsidiaries’ 39 GHz licenses, with the population in each case determined by the most recent official census conducted by the U.S. government and (ii) such FCC License revocation, cancellation or relinquishment, individually or in the aggregate, has a material adverse effect on the condition (financial or otherwise), results of operations, business or prospects of the Company and its Restricted Subsidiaries taken as a whole;

(9)  certain events of bankruptcy or insolvency described in the Interim Indenture with respect to the Company or any of its Restricted Subsidiaries;

(10) any Collateral Agreement at any time for any reason shall cease to be in full force and effect in all material respects, or any Collateral Agreement ceases to give the Collateral Agent the Liens (other than Liens securing Collateral, individually or in the aggregate, having a Fair Market Value of less than $500,000), rights, powers and privileges purported to be created thereby, superior to and prior to the rights of all third Persons other than the holders of Permitted Liens and subject to no other Liens except as expressly permitted by any Collateral Agreement or the Interim Indenture;

(11) the Company or any of its Restricted Subsidiaries contest in any manner the effectiveness, validity, binding nature or enforceability of any Collateral Agreement; or

(12) the Guarantee of any Guarantor ceases to be in full force and effect or is declared to be null and void and unenforceable or is found to be invalid or any Guarantor denies its liability under its Guarantee (other than by reason of release of a Guarantor in accordance with the terms of the Interim Indenture).

The Trustee may withhold from Interim Note Holders notice of any continuing Default or Event of Default if it determines that withholding notice is in their interest, except a Default or Event of Default relating to the payment of principal, interest or premium, if any.

(b) Authentication and Delivery of the Interim Notes; Application of Proceeds Thereof

An officer of the Company will sign the Interim Notes by manual or facsimile signature. If an officer of the Company whose signature is on an Interim Note no longer holds that office at the time the Interim Note is authenticated, the Interim Note shall nevertheless be valid. An Interim Note shall not be valid until authenticated by the manual signature of the Trustee, which signature shall be conclusive evidence that the Interim Note has been authenticated under the Interim Indenture.

The Trustee will, upon a written order signed by an officer of the Company accompanied by an officer’s certificate, authenticate and deliver the Interim Notes for original issue that may be validly issued under the Interim Indenture, including any additional Interim Notes that may be issued in lieu of interest payment on the Interim Notes as permitted by the Indenture and the Interim Notes. The Trustee may appoint an authenticating agent acceptable to the Company to authenticate Interim Notes.

There will be no proceeds (and therefore no application of such proceeds) from the issuance of the Interim Notes because the Interim Notes will be issued in exchange for the Existing Notes in the Exchange Offer.

(c) Release and Substitution of Property Subject to the Lien of the Interim Indenture

The Interim Indenture provides that the Interim Note Liens upon the Collateral will no longer secure the Interim Notes or any other Interim Note Obligations, and the right of the Interim Note Holders to the benefits and proceeds of the Interim Note Liens on the Collateral will terminate and be discharged automatically:

(1)  upon satisfaction and discharge of the Interim Indenture;

(2)  upon a Legal Defeasance of the Interim Notes under the Interim Indenture;

(3)  upon payment in full and discharge of all Interim Notes outstanding under the Interim Indenture and all Interim Note Obligations that are outstanding, due and payable under the Interim Indenture at the time the Interim Notes are paid in full and discharged;

(4)  in whole or in part, with the consent of the Interim Note Holders in accordance with the provisions of the Interim Indenture;

(5)  to the extent not otherwise terminated and discharged, with respect to any asset that is or becomes an Excluded Asset; or

(6)  upon the Mandatory Redemption of the Interim Notes, at which time all of the liens securing the Interim Notes shall be assigned to the New Notes collateral agent for the benefit of the holders of the New Notes;

provided, that, in each case, the Collateral Agent and the Trustee have received all documentation, if any, that may be required by the Trust Indenture Act in connection therewith. In connection with any release of Collateral as provided for above, the Collateral Agent will promptly execute any release documentation with respect thereto reasonably requested by the Company.

(d) Satisfaction and Discharge of the Interim Indenture

The Interim Indenture and the Collateral Agreements will be discharged and will cease to be of further effect (except as to surviving rights of registration or exchange of the Interim Notes, as expressly provided for in the Interim Indenture) as to all Interim Notes issued thereunder, when:

(1)  either:

(a)       all Interim Notes that have been authenticated, except lost, stolen or destroyed Interim Notes that have been replaced or paid and Interim Notes for whose payment money has been deposited in trust and thereafter repaid to the Company, have been delivered to the Trustee for cancellation; or

(b)       all Interim Notes that have not been delivered to the Trustee for cancellation will become due and payable within one year and the Company has irrevocably deposited or caused to be deposited with the Trustee as trust funds in trust solely for the benefit of the Interim Note Holders, cash in U.S. dollars, non-callable government securities, or a combination of cash in U.S. dollars and non-callable government securities, in amounts as will be sufficient, without consideration of any reinvestment of interest, to pay and discharge the entire Indebtedness on the Interim Notes not delivered to the Trustee for cancellation for principal, interest and premium, if any, to the date of maturity or redemption;

(2)  no Default or Event of Default has occurred and is continuing on the date of the deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit) and the deposit will not result in a breach or violation of, or constitute a default under, any material agreement or other instrument to which the Company or any Guarantor is a party or by which the Company or any Guarantor is bound;

(3)  the Company has paid or caused to be paid all sums payable by it under the Interim Indenture; and

(4)  the Company has delivered irrevocable instructions to the Trustee under the Interim Indenture to apply the deposited money toward the payment of the Interim Notes at maturity.

In addition, the Company must deliver an officers’ certificate and an opinion of counsel to the Trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

(e) Evidence of Compliance with Conditions and Covenants

The Company is required to deliver to the Trustee annually a statement regarding compliance with the Interim Indenture. Upon becoming aware of any Default or Event of Default, the Company is required to deliver to the Trustee a statement specifying such Default or Event of Default.

Upon request to the Trustee to take any action under any provision of the Interim Indenture, the Company will generally furnish to the Trustee an officers’ certificate stating that all conditions precedent, if any, provided for in the Interim Indenture and relating to such action have been complied with. In addition, the Trustee may request an opinion of counsel of the Company stating that, in the opinion of such counsel, all such conditions precedent have been complied with.

9.  Other Obligors.

The Company’s obligations with respect to the Interim Notes will initially be guaranteed by each of the Subsidiary Guarantors, all of which are wholly-owned subsidiaries of the Company. The mailing address for each of the Subsidiary Guarantors is 185 Berry Street, Suite 4800, San Francisco, California 94107.

In addition, promptly following the consummation of the Exchange Offer, the Company will form a new subsidiary to which the Company will be obligated to transfer its existing Federal Communications Commission, or FCC, licenses (subject to FCC approval).  The new subsidiary will guarantee the Interim Notes on a senior secured basis and will guarantee the Existing Notes, if any, on a subordinated basis.

CONTENTS OF APPLICATION FOR QUALIFICATION

This application for qualification comprises:

(1) Pages numbered 1 to 13, consecutively.

(2) The statement of eligibility and qualification on Form T-1 of Wells Fargo Bank, National Association, as trustee, under the Interim Indenture to be qualified (see Exhibit 25.1).

(3) The following exhibits in addition to those filed as part of the statement of eligibility and qualification of the trustee:

Exhibit No.	Exhibit Name

Exhibit T3A.1

Restated Certificate of Incorporation of FiberTower Corporation, dated August 29, 2006 (incorporated by reference to Annex C to the FiberTower Corporation’s definitive information statement on Schedule 14C filed on July 25, 2006).

Exhibit T3A.2	Certificate of Incorporation of FiberTower Network Services Corp.
Exhibit T3A.3	Certificate of Incorporation of FiberTower Solutions Corporation
Exhibit T3A.4	Certificate of Incorporation of ART Licensing Corp.
Exhibit T3A.5	Certificate of Incorporation of ART Leasing, Inc.
Exhibit T3A.6	Certificate of Incorporation of Teligent Services Acquisition, Inc.

Exhibit T3B.1	Bylaws of FiberTower Corporation (incorporated by reference to Exhibit 3.1 to FiberTower Corporation’s current report on Form 8-K filed on August 3, 2007).
Exhibit T3B.2	Amendment to Bylaws of FiberTower Corporation (incorporated by reference to Exhibit 3.1 to FiberTower Corporation’s current report on Form 8-K filed on January 22, 2008).
Exhibit T3B.3	Bylaws of FiberTower Network Services Corp.
Exhibit T3B.4	Bylaws of FiberTower Solutions Corporation
Exhibit T3B.5	Bylaws of ART Licensing Corp.
Exhibit T3B.6	Bylaws of ART Leasing, Inc.
Exhibit T3B.7	Bylaws of Teligent Services Acquisition, Inc.

Exhibit T3C.1

Form of Indenture among FiberTower Corporation, the guarantor party thereto, and Wells Fargo Bank, National Association, as trustee, for the Mandatorily Redeemable Convertible Senior Secured Notes due 2012 (incorporated by reference to Exhibit (d)(3) to the FiberTower Corporation’s tender offer statement on Schedule TO filed on October 26, 2009 (the “Schedule TO”)).

Exhibit T3D.1	Not Applicable.

Exhibit T3E.1	Offering Memorandum and Consent Solicitation Statement, dated October 26, 2009

(incorporated by reference to Exhibit (a)(1) to the Schedule TO).
Exhibit T3E.2	Form of Letter of Transmittal and Consent (incorporated by reference to Exhibit (a)(2) to the Schedule TO).
Exhibit T3E.3	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(3) to the Schedule TO).
Exhibit T3E.4	Form of Letter to Clients (incorporated by reference to Exhibit (a)(4) to the Schedule TO).
Exhibit T3E.5	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other nominees (incorporated by reference to Exhibit (a)(5) to the Schedule TO).
Exhibit T3E.6	Press Release, dated October 26, 2009 (incorporated by reference to Exhibit (a)(6) to the Schedule TO).

Exhibit T3F.1

Cross-reference sheet showing the location in the Indenture of the provisions inserted therein pursuant to Section 310 through 318(a), inclusive, of the Trust Indenture Act of 1939 (included in Exhibit T3C.1 immediately following the cover page thereof).

Exhibit 25.1	Statement of eligibility and qualification on Form T-1 of Wells Fargo Bank, National Association, as trustee, under the Indenture to be qualified.

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, the Applicant, FiberTower Corporation, a corporation organized and existing under the laws of the State of Delaware, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of San Francisco and State of California, on the 26th day of October, 2009.

FIBERTOWER CORPORATION

		By:	/s/ Thomas A. Scott
Name: Thomas A Scott
Title: Chief Financial Officer

Attest:

By:	/s/ Kurt J. Van Wagenen
Name: Kurt J. Van Wagenen
Title: Chief Executive Officer

Pursuant to the requirements of the Trust Indenture Act of 1939, the Applicant, FiberTower Network Services Corp., a corporation organized and existing under the laws of the State of Delaware, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of San Francisco and State of California, on the 26th day of October, 2009.

FIBERTOWER NETWORK SERVICES CORP.

		By:	/s/ Thomas A. Scott
Name: Thomas A Scott
Title: Chief Financial Officer

Attest:

By:	/s/ Kurt J. Van Wagenen
Name: Kurt J. Van Wagenen
Title: Chief Executive Officer

Pursuant to the requirements of the Trust Indenture Act of 1939, the Applicant, FiberTower Solutions Corporation, a corporation organized and existing under the laws of the State of Delaware, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of San Francisco and State of California, on the 26th day of October, 2009.

FIBERTOWER SOLUTIONS CORPORATION

		By:	/s/ Thomas A. Scott
Name: Thomas A Scott
Title: Chief Financial Officer

Attest:

By:	/s/ Kurt J. Van Wagenen
Name: Kurt J. Van Wagenen
Title: Chief Executive Officer

Pursuant to the requirements of the Trust Indenture Act of 1939, the Applicant, ART Licensing Corporation, a corporation organized and existing under the laws of the State of Delaware, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of San Francisco and State of California, on the 26th day of October, 2009.

ART LICENSING CORP.

		By:	/s/ Thomas A. Scott
Name: Thomas A Scott
Title: Chief Financial Officer

Attest:

By:	/s/ Kurt J. Van Wagenen
Name: Kurt J. Van Wagenen
Title: Chief Executive Officer

Pursuant to the requirements of the Trust Indenture Act of 1939, the Applicant, ART Leasing, Inc., a corporation organized and existing under the laws of the State of Delaware, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of San Francisco and State of California, on the 26th day of October, 2009.

ART LEASING, INC.

		By:	/s/ Thomas A. Scott
Name: Thomas A Scott
Title: Chief Financial Officer

Attest:

By:	/s/ Kurt J. Van Wagenen
Name: Kurt J. Van Wagenen
Title: Chief Executive Officer

Pursuant to the requirements of the Trust Indenture Act of 1939, the Applicant, Teligent Services Acquisition, Inc., a corporation organized and existing under the laws of the State of Delaware, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of San Francisco and State of California, on the 26th day of October, 2009.

TELIGENT SERVICES ACQUISITION, INC.

		By:	/s/ Thomas A. Scott
Name: Thomas A Scott
Title: Chief Financial Officer

Attest:

By:	/s/ Kurt J. Van Wagenen
Name: Kurt J. Van Wagenen
Title: Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Exhibit Name

Exhibit T3A.1

Restated Certificate of Incorporation of FiberTower Corporation, dated August 29, 2006 (incorporated by reference to Annex C to the FiberTower Corporation’s definitive information statement on Schedule 14C filed on July 25, 2006).

Exhibit T3A.2	Certificate of Incorporation of FiberTower Network Services Corp.
Exhibit T3A.3	Certificate of Incorporation of FiberTower Solutions Corporation
Exhibit T3A.4	Certificate of Incorporation of ART Licensing Corp.
Exhibit T3A.5	Certificate of Incorporation of ART Leasing, Inc.
Exhibit T3A.6	Certificate of Incorporation of Teligent Services Acquisition, Inc.

Exhibit T3B.1	Bylaws of FiberTower Corporation (incorporated by reference to Exhibit 3.1 to FiberTower Corporation’s current report on Form 8-K filed on August 3, 2007).
Exhibit T3B.2	Amendment to Bylaws of FiberTower Corporation (incorporated by reference to Exhibit 3.1 to FiberTower Corporation’s current report on Form 8-K filed on January 22, 2008).
Exhibit T3B.3	Bylaws of FiberTower Network Services Corp.
Exhibit T3B.4	Bylaws of FiberTower Solutions Corporation
Exhibit T3B.5	Bylaws of ART Licensing Corp.
Exhibit T3B.6	Bylaws of ART Leasing, Inc.
Exhibit T3B.7	Bylaws of Teligent Services Acquisition, Inc.

Exhibit T3C.1

Form of Indenture among FiberTower Corporation, the guarantor party thereto, and Wells Fargo Bank, National Association, as trustee, for the Mandatorily Redeemable Convertible Senior Secured Notes due 2012 (incorporated by reference to Exhibit (d)(3) to the FiberTower Corporation’s tender offer statement on Schedule TO filed on October 26, 2009 (the “Schedule TO”)).

Exhibit T3D.1	Not Applicable.

Exhibit T3E.1	Offering Memorandum and Consent Solicitation Statement, dated October 26, 2009 (incorporated by reference to Exhibit (a)(1) to the Schedule TO).
Exhibit T3E.2	Form of Letter of Transmittal and Consent (incorporated by reference to Exhibit (a)(2) to the Schedule TO).
Exhibit T3E.3	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(3) to the Schedule TO).
Exhibit T3E.4	Form of Letter to Clients (incorporated by reference to Exhibit (a)(4) to the Schedule TO).
Exhibit T3E.5	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other nominees (incorporated by reference to Exhibit (a)(5) to the Schedule TO).
Exhibit T3E.6	Press Release, dated October 26, 2009 (incorporated by reference to Exhibit (a)(6) to the Schedule TO).

Exhibit T3F.1

Cross-reference sheet showing the location in the Indenture of the provisions inserted therein pursuant to Section 310 through 318(a), inclusive, of the Trust Indenture Act of 1939 (included in Exhibit T3C.1 immediately following the cover page thereof).

Exhibit 25.1	Statement of eligibility and qualification on Form T-1 of Wells Fargo Bank, National Association, as trustee, under the Indenture to be qualified.